FabuLingua, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2019 & 2020

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
FabuLingua, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2019 & 2020 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
September 2, 2021
Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2020	**2019**
ASSETS		
Current Assets		
Cash and Cash Equivalents	66,801	309,693
Subscription Receivable	1,599	59
Prepaid Expenses	4,653	3,891
Other	80	80
Total Current Assets	73,133	313,722
Non-current Assets		
Computer and Office Equipment, net of Accumulated Depreciation	5,798	310
Accumulated Amortization - Software Development Costs	-	(9,254)
Total Non-Current Assets	5,798	(8,944)
TOTAL ASSETS	78,931	304,778
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	34,400	35,844
Deferred Revenue	4,546	75
Accrued Interest - Promissory Note	25,735	13,653
Other Liabilities	20	20
Total Current Liabilities	64,702	49,592
Long-term Liabilities		
Promissory Note - Related Party	400,611	375,611
PPP Loan	48,170	-
Total Long-Term Liabilities	448,781	375,611
TOTAL LIABILITIES	513,483	425,203
EQUITY		
Common Stock	505	455
Additional Paid in Capital	795,000	605,000
Accumulated Deficit	(1,230,057)	(725,880)
Total Equity	(434,552)	(120,425)
TOTAL LIABILITIES AND EQUITY	78,931	304,778

Statement of Operations

	Year Ended December 31,	
	2020	**2019**
Revenue	7,481	9
Cost of Sales	2,850	5
Gross Profit	4,631	4
Operating Expenses		
Advertising and Marketing	104,030	45,318
General and Administrative	411,449	146,564
Research and Development	-	495,372
Depreciation	-	715
Amortization	(9,254)	9,094
Total Operating Expenses	506,225	697,062
Operating Income	(501,594)	(697,059)
Interest Expense	12,082	13,653
Other Income	9,500	-
Net Income	(504,177)	(710,711)

Statement of Cash Flows

	Year Ended December 31,	
	2020	**2019**
OPERATING ACTIVITIES		
Net Income	(504,177)	(710,711)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	-	715
Amortization	(9,254)	9,094
Accounts Payable	(1,444)	10,892
Deferred Revenue	4,471	75
Prepaid Expenses	(762)	-
Accrued Interest - Promissory Note	12,082	-
Other	-	23,909
Write off of previously Capitalized Software Development	-	129,353
Write off of Previously Capitalized Startup Costs	-	61,599
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	5,093	235,637
Net Cash provided by Operating Activities	(499,083)	(475,074)
INVESTING ACTIVITIES		
Computer and Office Equipment	(5,488)	(509)
Software Development	-	-
Startup Costs	-	-
Net Cash provided by Investing Activities	(5,488)	(509)
FINANCING ACTIVITIES		
Issuance of Common Stock	-	80
SAFE Agreement Investments	190,050	605,375
Subscription Receivable	(1,540)	(84)
Promissory Note	25,000	160,611
PPP Loan	48,170	-
Net Cash provided by Financing Activities	261,680	765,982
Cash at the beginning of period	309,693	19,293
Net Cash increase (decrease) for period	(242,892)	290,400
Cash at end of period	66,801	309,693

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/19	8,000,000	80	-	(15,169)	(15,089)
Issuance of Common Stock	375,000	375	-	-	375
SAFE Agreement Investments	-	-	605,000	-	605,000
Net Loss	-	-	-	(710,711)	(710,711)
Ending Balance 12/31/2019	8,375,000	455	605,000	(725,880)	(120,425)
Issuance of Common Stock	140,910	141	(91)	-	50
SAFE Agreement Investments	-	-	190,000	-	190,000
Net Loss	-	-	-	(504,177)	(504,177)
Ending Balance 12/31/2020	8,515,910	596	794,909	(1,230,057)	(434,552)

FabuLingua, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2020
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

FabuLingua, Inc., formally known as Magical Translations, Inc. (“the Company”), was formed in Delaware on September 12th, 2017. The Company earns revenue using a subscription platform leveraging digital story-based content and curriculum to teach foreign languages to customers. The Company’s headquarters is in Austin, Texas. The Company’s customers are located primarily in the United States and also internationally.

The Company will conduct a crowdfunding campaign under regulation CF in 2021 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 “*Fair Value Measurements and Disclosures*” establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company’s financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company’s management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company generates revenues by selling a subscription software service to customers wanting to learn a foreign language. Subscriptions are available in annual, semi-annual, or monthly billing cycles. The Company's payments are generally collected at the initiation of the subscription. The Company's primary performance obligation is to maintain an acceptable level of software uptime for users over the subscription period, and revenue is recognized over the life of the subscription as performance obligations are satisfied. The company deferred revenue of $75 and $4k for the years ended 2019 and 2020 respectively for prepaid subscriptions with remaining performance obligations.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2020.

A summary of the Company's property and equipment is below.

Property Type	Useful Life (in years)	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/20
Computer & Office Equipment	5	8,147	2,349	-	5,798
Grand Total		**8,147**	**2,349**		**5,798**

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation - ASC 718-10-50

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding equity-based compensation expense is negligible.

The following table summarizes information with respect to share grants.

Summary of Share-based Compensation Arrangements		
	Year Ended Dec 31	
	2019	2020
Beginning shares granted	8,052,500	8,385,000
Granted during the period	332,500	126,765
Vested	2,026,250	2,180,313
Total cumulative shares granted for compensation	8,385,000	8,511,765
Ending shares remaining to vest	3,856,563	1,803,015
Weighted-average grant-date fair value of shares vested	$ 0.00001	$ 0.00001
Average-grant date fair value of shares granted	$ 0.00001	$ 0.00001

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company entered into a Promissory Note agreement with its founder – please see "Note 5 – Debt" for more details.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Loans - In September 2017, the Company entered into a Promissory Note agreement converting previous and future shareholder advances to a loan for $400,000 with an interest rate of 3% and maturity date of September 28, 2022. This loan is secured by the holder's right to exercise remedies to events of default permitted by law. The principal balance of this loan including accrued interest was $426,346 and $389,264 as of December 31, 2020 and 2019, respectively.

Debt Principal Maturities 5 Years Subsequent to 2020

Year	Amount
2021	83,186
2022	56,858
2023	-
2024	-
2025	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 10,000,000 shares of Common Stock with a par value of $0.00001 per share. 8,375,000 and 8,515,910 shares were issued and outstanding as of December 31, 2019 and 2020, respectively.

Common Shareholders are entitled to one vote per share.

Future Equity Obligations - Simple Agreements for Future Equity (SAFE) - During the periods ending December 31, 2019 and 2020, the Company entered into numerous SAFE agreements with third parties. The SAFE agreements have no maturity dates, bear no interest rate, and contain no cash-out provision thus the Company treats the instruments as equity and not liabilities. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at an 80% discount rate. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $5M – 6.5M.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 2, 2021, the date these financial statements were available to be issued.

The Company raised $250k in the form of SAFE agreements with the same terms as those mentioned in "Note 6 – Equity".

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.